January 3, 2007

William C-L Friar

Kathryn McHale

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:                               City National Corporation
           Form S-4, File No. 333-139215
           Filed December 8, 2004

Dear Mr. Friar and Ms. McHale:

Set forth below are responses of City National Corporation (“City National”) and Business Bank Corporation (“Business Bank”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated December 29, 2006 regarding City National’s Registration Statement on Form S-4 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on December 8, 2006.

The Staff’s comments, indicated in bold, are followed by responses on behalf of City National and Business Bank.

Opinion of Business Bank’s Financial Advisor, page 27

1.             We note that Ryan Beck was provided with financial projections and forecasts from City National.  Include those projections or forecasts in this document.

In response to the Staff’s comment, the disclosure on pages 28-29 has been revised.  The Staff is supplementally advised that City National did not provide projections or forecasts to Ryan Beck; however, as clarified in the disclosure, City National did discuss with Ryan Beck City National’s earnings expectations for the fourth quarter of 2006 relative to First Call (“street”) earnings expectations.

Change in Control Payment, page 39

2.                                       Please provide the dollar amount of the change of control payment that will be paid to Mr. Kellerman, assuming that the payments had been triggered as of the most recent practicable date.

In response to the Staff’s comment, the disclosure on page 38 has been revised.

In connection with the foregoing, and with respect to the S-4 filing, City National and Business Bank acknowledge that:

•                  the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  the company or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

City National and Business Bank further understand that the Division of Enforcement has access to all information provided to the Staff in its review of the filing or in response to the Staff’s comments on the filing.

Should you require further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1381.

Sincerely,

Nicholas G. Demmo

cc:                                 John M. Welch, Esq.
Christopher J. Miner, Esq.
Squire, Sanders & Dempsey L.L.P.
40 N. Central Ave., Suite 2700
Phoenix, Arizona  85004

Michael B. Cahill
EVP, General Counsel
City National Bank
555 South Flower Street, 18th Floor
Los Angeles, CA 90071